FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 31, 2006

Buhrmann NV
(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                  )

Enclosure:  Press Release dated October 31, 2006

Buhrmann NV

For more information

Media Relations

+31 (0)20 651 10 19

Investor Relations

Carl Hoyer

+31 (0)20 651 10 42

PRESS RELEASE

BUHRMANN NV EGM APPROVES NOMINATION NEW SUPERVISORY BOARD MEMBERS

Amsterdam, the Netherlands, 13 October 2006 - Buhrmann NV announced that the General Meeting of Shareholders has approved the nomination of two new members for the Supervisory Board and has adopted the proposal to make certain technical adjustments to the articles of association.

Today, the EGM has approved the nomination of Mr R.F. van den Bergh and Mr T. de Swaan as members of the Supervisory Board for a term of four years.

Rob F. van den Bergh (55) is a former board member and CEO of VNU and is currently a member of the Supervisory boards of ABN AMRO and Pon Holdings.

Tom de Swaan (60) is a former member of the managing board and CFO of ABN AMRO. He is currently a member of the Supervisory Boards of Koninklijke DSM and GlaxoSmithKline and has been nominated for appointment as member of the Supervisory Board of Royal Ahold.

Gert Smit, who has served on the Supervisory Board since 1998, has retired as member of the Board. During the meeting, the Chairman of the Supervisory Board, Mr P.C. van den Hoek, expressed Buhrmann’s deep appreciation to Mr Smit for his outstanding services to the Company.

The EGM also approved the proposal to make certain technical amendments to the articles of association.

Additional information
Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, Buhrmann generated 2005 annual sales of EUR 5.9 billion. The company has approximately 18,000 employees, and operations in 19 countries. The financial results for the third quarter 2006 will be published on 1 November 2006. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  October 31, 2006